SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2003

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated March 5, 2003

Benetton Group SpA's press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: March 5, 2003

Benetton and Tecnica finalise the agreement

for the divestiture of Rollerblade

Ponzano, 5 March 2003. Benetton Group has signed a preliminary binding agreement for the divestiture of its Rollerblade business to Prime Newco, a company of the Tecnica Group, recent acquirer of the Nordica business.

The agreement is part of Benetton's strategy aiming at focusing its activities on its core clothing business. In line with this strategy, Benetton Group is presently considering manifestations of interest for its Prince brand.

The consideration for the sole Rollerblade brand will be Euro 20 million, payable at closing, expected to take place on May 31st, 2003. At closing, Benetton will also transfer other elements pertaining Rollerblade, that will be subject to a separate evaluation, as well as the whole stake owned in Benetton Sportsystem Schweiz.

Benetton will also receive, in return for the divestiture of Rollerblade's know-how, 1.5% of the revenues generated by the Rollerblade business for the next 5 years, for a total consideration that will be, at least, Euro 5 million.

Rollerblade is expected to achieve strong profitability improvement in 2002. EBITDA is expected to improve remarkably from negative Euro 16.4 million in 2001 to negative Euro 1 million in 2002. Rollerblade is expected to generate Euro 66.0 million in revenues in 2002, selling 1.4 million skates.

For further information, please contact: +39 0422 519036

www.benetton.com/press

www.benetton.investors